PROTECTION ONE, INC.
PROTECTION ONE ALARM MONITORING, INC.

September 7, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kathryn Jacobson

Re:          Comment Letter Dated August 10, 2005 Regarding Protection One, Inc. and Protection One Alarm Monitoring, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004, filed March 17, 2005 and March 24, 2005, respectively

Form 10-Q for the quarter ended March 31, 2005, filed May 16, 2005

(SEC File Nos. 1-12181-01 and 1-12181)

Dear Mr. Spirgel and Ms. Jacobson:

On behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (collectively, the “Company” or “Protection One”), this letter responds to the letter, dated August 10, 2005 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K/A for the year ended December 31, 2004

Notes to Consolidated Financial Statements
2.  Summary of Significant Accounting Policies
(b) Revenue Recognition, page 9

1.             We note your response to our prior comment 9 and your statement that in an arrangement where the Company retains title to the system, you believe that there is “only one unit of accounting since there is not a sale of the system.”  Tell us your consideration of EITF 01-8 regarding whether your arrangements contain a lease of the security system.

Response:  The Company had considered the guidance of EITF 01-08 and concluded that these arrangements do not contain a lease within the scope of FASB Statement No. 13, “Accounting for Leases.”  This conclusion was based on the Company’s accounting model which does not consider such security equipment as a depreciable asset.  The Company considered the guidance of EITF 01-08, paragraph 9, which states in part:

“Property, plant, or equipment, as used in Statement 13, includes only land and/or depreciable assets.  Therefore, inventory (including equipment parts inventory) and minerals, precious metals, or other natural resources cannot be the subject of a lease for accounting purposes because those assets are not depreciable.”

The Company does not record and depreciate security equipment as a fixed asset.  As discussed in the Company’s response to your prior comment 7, equipment costs are capitalized as part of the direct and incremental costs related to the origination of a contract.  As noted in the example of a typical arrangement in the Company’s response to your prior comment 7, the equipment costs are a part of the total deferred costs that are deferred over the expected life of the customer to the extent of the up-front revenue with the remainder of deferred costs amortized over the initial term of the contract.

However, if one were to conclude that, irrespective of the Company’s accounting model, such security equipment is subject to further evaluation under EITF 01-08, the Company believes the right to use equipment is not conveyed to the customer in its typical arrangements.  The Company views such arrangements as contracts for services that do not transfer the right to use property, plant, or equipment from one contracting party to the other.  Paragraph 12 of EITF 01-08, provides that:

“An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met:

a. The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

b. The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

or

c. Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

The Company believes the right to use the equipment is not conveyed to the customer. The primary output of the equipment is the delivery of the signal used by the Company to provide the monitoring service.  By contractual agreement, the customer cannot utilize the equipment for monitoring service with another service provider. The Company retains the right to physically access the equipment as needed to provide a monitoring signal and has the right and the ability to access the equipment for reprogramming of the operating software, including redirecting the destination of the monitoring signal.

The Company believes additional evidence suggesting that the equipment is not part of a lease arrangement includes:

•              The customer is precluded from tampering with or moving the equipment installed by the Company.

•              The customer cannot fire or replace the Company as the provider of monitoring services with respect to the equipment.

•              The customer cannot specify significant operating policies and procedures, many of the most significant of which are specified by a third party, Underwriters Laboratories (UL), which certifies providers of security monitoring services.

Due to the customer’s limitations enumerated above, and because the customer does not obtain or control more than a minor amount of the output, the Company does not believe a lease component exists in its monitoring arrangements.

The Company further believes that its typical arrangements do not constitute a lease since it has the right to replace the installed equipment with any other equipment that it can utilize to provide the monitoring service required under the monitoring contract with the customer.  The Company may exercise this right if it deems the replacement to be beneficial to the Company and, at a minimum, neutral to the customer.  This conclusion is based on the guidance of Paragraph 10 of EITF 01-08, which states:

“Although specific property, plant, or equipment may be explicitly identified in an arrangement, it is not the subject of a lease if fulfillment of the arrangement is not dependent on the use of the specified property, plant, or equipment.…”

2.             Your response to prior comment 9 did not specifically address your deferral of revenues and direct costs relative to when you price the system lower than you otherwise would because of an accompanying service agreement.  Provide us with more details of what you mean by this statement and cite your basis in the accounting literature.

Response: The Company’s policy is (and has been) to defer revenues and direct costs only when the company retains title to the system which generally results in a lower up-front fee to the customer (compared to a sale of the system in which title passes) and also includes a service contract.  The Company’s policy on establishing the sale price of a system does not consider whether there is an accompanying service contract, and the Company does not believe that it sells systems at a reduced price based on the existence of an accompanying service agreement.

The language in the Company’s current policy note in its public filings was crafted prior to the Company’s adoption of EITF 00-21, and upon further evaluation and consideration of the language, the Company intends to modify the first paragraph of its policy note in its future filings as follows (added language is shown in brackets):

“Revenues are recognized when security services are provided.  System installation revenues, sales revenues on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts.  For commercial customers and our national account customers, revenue recognition is dependent upon each specific customer contract.  In instances when we pass title to a system ~~unaccompanied by a service agreement or we pass title at a price that we believe is unaffected by an accompanying but undelivered service,~~ we recognize [the associated] revenues and costs [related to the sale of the equipment] in the period incurred [regardless of whether the sale is accompanied by a service agreement].  In cases where we retain title to the system ~~or we price the system lower than we otherwise would because of an accompanying service agreement,~~ we defer and amortize revenues and direct costs.”

Form 10-Q for the quarterly period ended March 31, 2005

Notes to Condensed Consolidated Financial Statements
1.  Basis of Consolidation and Interim Financial Information, page 7

3.             We note the reduction of deferred customer acquisition costs and revenues “which have been subsumed into the estimated fair market value adjustment for customer accounts.”  Tell us what the referenced statement means and why you believe this accounting treatment is appropriate.  Also, tell us the underlying assumptions used to estimate fair value of the deferred customer acquisition costs.

Response:  Prior to its adoption of push down accounting, the Company’s deferred customer acquisition costs in excess of deferred customer acquisition revenues represented its net investment in internally generated customer contracts.  The fair value of customer accounts determined in connection with the application of push down accounting was based on a valuation study and included the value of internally generated customer accounts, customer accounts purchased through dealers and customer accounts acquired through purchases of other companies.  Therefore, after the push down accounting adjustments, the book value of internally generated customer accounts is included as part of (what was meant by “subsumed into”) the Customer account asset on the Company’s balance sheet.

At the date of acquisition, no value was ascribed to the deferred acquisition costs or to the deferred acquisition revenues when allocating Quadrangle’s basis to the fair value of its assets and liabilities.  As noted in the previous paragraph, the fair value of internally generated customer contracts was included in the determination of fair value for all customer contracts and reflected in the balance sheet line item Customer accounts.  The Company believes this is appropriate since valuations performed in the industry are typically based on multiples of contractual recurring monthly revenue, and as such, no separate value is typically ascribed to the deferred acquisition costs. The deferred acquisition costs and revenues reflected in the March 31, 2005 balance sheet generally represent deferred costs and revenues incurred subsequent to the application of push down accounting.

*       *       *       *

The Company hopes that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief Financial Officer

cc:	Richard Ginsburg, Protection One, Inc.
Eric A. Devin, Protection One, Inc.
John M. Jennings, Kirkland & Ellis LLP